

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2022

Jonathan Awde
Chief Executive Officer
Dakota Gold Corp.
106 Glendale Drive, Suite A
Lead, SD 57754

   Re: Dakota Gold Corp.
     Registration Statement on Form S-3
     Filed July 15, 2022
     File No. 333-266155

Dear Mr. Awde:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation

cc: Michael J. Hong